                            [GERDAU AMERISTEEL LOGO]


             GERDAU AMERISTEEL ANNOUNCES FIRST QUARTER 2005 RESULTS

TAMPA, FL, MAY 3, 2005 -- Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA.TO) today reported net income of $78.6 million, or $0.26 per share fully diluted, on net sales of $1.0 billion for the three months ended March 31, 2005, compared to net income of $21.5 million, or $0.11 per share fully diluted, on net sales of $619.0 million for the three months ended March 31, 2004. EBITDA for the first quarter of 2005 was $151.5 million, compared to EBITDA for the March quarter of last year of $59.2 million. All figures are in U.S. dollars.

On November 1, 2004, Gerdau Ameristeel completed the acquisition of four long steel product minimills and four downstream facilities, which are referred to as North Star Steel, from Cargill Incorporated. Consistent with purchase accounting requirements, the finished steel inventories were written up to market value. $24.0 million of the write-up was charged to cost of goods sold in the December 2004 quarter and the remaining $4.5 million of the write up was charged to cost of goods sold in the first quarter of 2005. When comparing the 2005 results of the Company to 2004, it should be noted that the March 2005 quarter is the first full quarter to include the results of these newly acquired minimills and downstream facilities.

On May 2, 2005, the Board of Directors approved a quarterly cash dividend of $0.02 (two US$ cents) per common share, payable June 2, 2005 to shareholders of record at the close of business on May 16, 2005. In addition to the $0.02 per share quarterly dividend, the Board of Directors also approved a special dividend of $0.14 (fourteen US$ cents) per common share, on the same payment and record dates.


The following table summarizes Gerdau Ameristeel's results for the first quarter of 2005 compared to the results for the first quarter of 2004. All financial results are presented in accordance with United States generally accepted accounting principles (GAAP).


                                                                               FOR THE QUARTER ENDING
                                                                   ------------------------------------------
                                                                   March 31, 2005              March 31, 2004
                                                                   --------------              --------------
Income Statement ($000's except EPS)
----------------
     Net sales                                                      $  1,002,538                $   618,953
     Operating income                                                     94,532                     38,703
     Net income                                                           78,572                     21,505
     EBITDA                                                              151,542                     59,159
     EPS - Basic                                                    $       0.26                $      0.11
     EPS - Diluted                                                  $       0.26                $      0.11
     Average shares outstanding (000's) (note 1)                         304,109                    198,152

                                                                   March 31, 2005            December 31, 2004
                                                                   --------------            -----------------
Balance Sheet ($000's except share price)
-------------
     Working capital                                                $    923,770                $   856,044
     Total debt                                                          522,450                    523,977
     Book value                                                        1,435,922                  1,364,764
     Market capitalization                                             1,840,483                  2,055,230
     Share price (note 2)                                           $       6.05                $      6.76

Notes:  (1) On April 16, 2004, shares outstanding increased by 26,800,000 shares as the Company sold and issued common shares to its majority shareholder, Gerdau S.A. On October 15, 2004, the Company issued 70,000,000 common shares including 35,000,000 that were sold and issued to its majority shareholder, Gerdau S.A., and on November 18, the over-allotment option was exercised for 8,762,000 common shares of which Gerdau S.A. purchased 4,381,000.

        (2) Share price is the closing price on the New York Stock Exchange on March 31, 2005, and December 31, 2004, respectively.

Excluding joint ventures, the Company shipped 1.6 million tons of finished steel in the three months ended March 31, 2005, an increase of 19.0% over the first quarter of 2004. Average mill prices increased $142 per ton, or 35.9%, compared to the first quarter in 2004. Scrap raw material costs increased $21 per ton, or 12.1%, compared to the first quarter of 2004, partially offsetting the mill price increases. Metal spread, the difference between mill selling prices and scrap raw material cost, increased $121 per ton, or 54.5%, compared to the first quarter last year. Mill manufacturing costs were $238 per ton in the first quarter of 2005 compared to $195 per ton in the first quarter of 2004 reflecting increased yield costs due to higher scrap prices, higher energy and other raw material prices, and the stronger Canadian dollar. Fabricated steel prices increased $217 per ton compared to the first quarter of the prior year.

JOINT VENTURE RESULTS (50% SHARE OWNED BY GERDAU AMERISTEEL)

The following table summarizes the results of the Company's 50% owned joint ventures, primarily Gallatin Steel, a flat rolled mill joint venture with Dofasco Inc.

                                          FOR THE QUARTER ENDING
                                      MARCH 31,             MARCH 31,
                                        2005                  2004
                                   -------------------------------------
Tons Shipped                           194,010               191,532

Operating Income ($ 000)                31,485                10,267
Net Income ($ 000)                      31,678                 9,511
EBITDA ($ 000)                          34,060                12,633


                                        $/TON                 $/TON
                                        ------                ------
Average Selling Price                   634.93                390.83
Scrap Charged                           279.49                174.48
                                        ------                ------

Metal Spread                            355.44                216.35

Operating Income                        162.29                 53.60
EBITDA                                  175.56                 65.96


For the three months ended March 31, 2005, Gerdau Ameristeel's consolidated operating income was $94.5 million and the operating income of the joint ventures was $31.5 million. Based on 1.8 million tons of finished steel shipped, the composite operating income was $71 per ton for the first quarter of 2005. For the three months ended March 31, 2004, Gerdau Ameristeel's consolidated operating income was $38.7 million and the operating income of the joint ventures was $10.3 million. Based on 1.5 million tons of finished steel shipped, the composite operating income was $32 per ton for the first quarter of 2004.

CEO COMMENTS

Phillip Casey, President and CEO of Gerdau Ameristeel, commented:

"Results for the March 2005 quarter continued to reflect the favorable steel market environment with normal adjustments for winter seasonality. The emergence of speculative issues related to declining scrap pricing and scrap surcharges also created customer anticipation and some conservative buying patterns within the distribution chain. The demand and shipments for long merchant products and rebar was favorable and the sluggish buying pattern was mostly prevalent in rod and flat roll products.

Currently, the outlook for rebar and merchant products is positive with strong order activity from our rebar fabrication sector and the service center segment. The legislative debate on the new six year $284 billion highway infrastructure spending bill also appears to be reaching a final resolution before the May 31 expiration of the stop gap funding appropriation. In general, the outlook for the June 2005 quarter is positive with long product demand and metal spreads remaining steady. The demand, pricing and product import uncertainties regarding the rod and flat product markets continue to merit attention.

Finally, the first full quarter scorecard and performance of the recently acquired North Star Steel assets have exceeded expectations. The consolidation and integration have contributed to improved market stability and network cost synergies in the production and distribution logistics."


NOTICE OF CONFERENCE CALL
Gerdau Ameristeel invites you to listen to a live broadcast of its first quarter conference call on Tuesday, May 3, 2005, at 3 pm EDT. The call will be hosted by Phillip Casey, president and CEO, and Tom Landa, VP and CFO, and can be accessed via our Web site at www.gerdauameristeel.com. Web cast attendees are welcome to listen to the conference in real-time or on-demand at your convenience.

ABOUT GERDAU AMERISTEEL

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 8.4 million tons of mill finished steel products. Through its vertically integrated network of 15 minimills (including one 50%-owned minimill), 16 scrap recycling facilities and 42 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern two-thirds of North America. The Company's products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers (or "OEMs") for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal building manufacturing and equipment manufacturing. Gerdau Ameristeel's common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO and on the New York Stock Exchange under the symbol GNA. For additional financial and investor information, visit www.gerdauameristeel.com.

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company's performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company's method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of EBITDA to net income is shown below:

                                                                FOR THE THREE MONTHS ENDED
                                                         --------------------------------------------
($000s)                                                    March 31, 2005          March 31, 2004
                                                         --------------------------------------------
    Net income                                               $     78,572            $     21,505
    Income tax expense                                             36,620                   7,810
    Interest and other expense on debt                             11,456                  18,020
    Depreciation and amortization                                  26,169                  19,536
    Earnings from joint ventures                                  (31,678)                 (9,511)
    Cash distribution from joint ventures                          30,403                   1,799
                                                         -----------------       ------------------
    EBITDA                                                   $    151,542            $     59,159
                                                         =================       ==================


This news release contains certain "forward-looking" statements with respect to Gerdau Ameristeel's operations and future financial results. Actual results may vary from expected results due to numerous risks and uncertainties identified in filings made by the Company with securities regulatory authorities. Although the Company believes that its statements are based on reasonable assumptions there can be no assurance that future events will not affect their accuracy.



FOR MORE INFORMATION PLEASE CONTACT:

Phillip E. Casey                                 Tom J. Landa
President and Chief Executive Officer            Vice President and Chief
Gerdau Ameristeel                                  Financial Officer
(813) 207-2225                                   Gerdau Ameristeel
pcasey@gerdauameristeel.com                      (813) 207-2300
                                                 tlanda@gerdauameristeel.com

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION

              THE INFORMATION IN THIS TABLE EXCLUDES JOINT VENTURES

                                                                FOR THE THREE MONTHS ENDING
                                                     MARCH 31, 2005                MARCH 31, 2004
                                                    ----------------             ------------------
PRODUCTION                                              TONS                            TONS
                                                    ----------------             ------------------
     Melt Shops                                       1,571,757                       1,375,770
     Rolling Mills                                    1,532,014                       1,276,112


FINISHED STEEL SHIPMENTS                                TONS               %                   TONS               %
                                                    --------------   --------------        --------------    -------------
     Rebar                                              348,928           22%                  371,928           28%
     Merchant / Special Sections                        760,321           48%                  602,397           45%
     Rod                                                225,803           14%                  197,098           15%
     Fabricated Steel                                   251,140           16%                  161,553           12%
                                                     ----------          ----               ----------          ----
          Total Shipments                             1,586,192          100%                1,332,976          100%


SELLING PRICES                                          $/TON                                  $/TON
                                                    --------------                         --------------
     Mill external shipments                           536.30                                 394.72
     Fabricated steel shipments                        711.07                                 493.81

SCRAP CHARGED                                          194.43                                 173.46

METAL SPREAD (SELLING PRICE LESS SCRAP)
     Mill external shipments                           341.87                                 221.26
     Fabricated steel shipments                        516.64                                 320.35

Mill manufacturing cost                                238.05                                 194.89


OPERATING INCOME                                        59.60                                  29.04

EBITDA                                                  95.54                                  44.38


GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)
(Unaudited)

                                                                      MARCH 31,                  DECEMBER 31,
                                                                         2005                        2004
                                                                  -------------------          ------------------
ASSETS
   CURRENT ASSETS
       Cash and cash equivalents                                        $    102,825                $     88,132
       Restricted cash and cash equivalents                                      465                         465
       Short term investments                                                 38,150                           -
       Accounts receivable, net                                              427,665                     360,379
       Inventories                                                           807,664                     853,155
       Deferred tax assets                                                     8,754                       8,754
       Other current assets                                                   17,649                      28,808
                                                                  -------------------          ------------------
              TOTAL CURRENT ASSETS                                         1,403,172                   1,339,693

   INVESTMENTS                                                               179,040                     177,795
   PROPERTY, PLANT AND EQUIPMENT                                             922,628                     919,862
   GOODWILL                                                                  122,716                     122,716
   DEFERRED FINANCING COSTS                                                   12,968                      13,616
   DEFERRED TAX ASSETS                                                         8,299                       8,234
   OTHER ASSETS                                                                  442                         107
                                                                  -------------------          ------------------

TOTAL ASSETS                                                            $  2,649,265                $  2,582,023
                                                                  ===================          ==================

LIABILITIES AND SHAREHOLDERS' EQUITY
   CURRENT LIABILITIES
       Accounts payable                                                 $    322,227                $    295,001
       Accrued salaries, wages and employee benefits                          56,007                      56,428
       Accrued interest                                                       11,973                      21,071
       Other current liabilities                                              87,078                      54,715
       Acquisition liability                                                       -                      51,790
       Current portion of long-term borrowings                                 2,117                       4,644
                                                                  -------------------          ------------------
              TOTAL CURRENT LIABILITIES                                      479,402                     483,649

   LONG-TERM BORROWINGS, LESS CURRENT PORTION                                432,629                     432,823
   CONVERTIBLE DEBENTURES                                                     87,704                      86,510
   ACCRUED BENEFIT OBLIGATIONS                                               110,493                     107,174
   OTHER LIABILITIES                                                          64,350                      68,325
   DEFERRED TAX LIABILITIES                                                   38,765                      38,778
                                                                  -------------------          ------------------
TOTAL LIABILITIES                                                          1,213,343                   1,217,259
                                                                  -------------------          ------------------
   SHAREHOLDERS' EQUITY
       Capital stock                                                       1,009,509                   1,008,511
       Retained earnings                                                     384,342                     311,853
       Accumulated other comprehensive income                                 42,071                      44,400
                                                                  -------------------          ------------------

TOTAL SHAREHOLDERS' EQUITY                                                 1,435,922                   1,364,764
                                                                  -------------------          ------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                              $  2,649,265                $  2,582,023
                                                                  ===================          ==================

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF EARNINGS (LOSS)
(US$ in thousands, except earnings per share data)
(Unaudited)

                                                                                        THREE MONTHS ENDED

                                                                                  MARCH 31,             MARCH 31,
                                                                                     2005                 2004
                                                                              -------------------    ----------------
 NET SALES                                                                     $  1,002,538            $  618,953

 OPERATING EXPENSES
     Cost of sales                                                                  857,014               541,257
     Selling and administrative                                                      26,078                21,040
     Depreciation                                                                    25,522                18,914
     Other operating income                                                            (608)                 (961)
                                                                              -------------------    ----------------
                                                                                    908,006               580,250
                                                                              -------------------    ----------------
INCOME FROM OPERATIONS                                                               94,532                38,703

EARNINGS FROM JOINT VENTURES                                                         31,678                 9,511
                                                                              -------------------    ----------------

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES
 OTHER EXPENSES                                                                     126,210                48,214
     Interest, net                                                                   11,456                18,020
     Foreign exchange (gain) loss                                                    (1,085)                  257
     Amortization of deferred financing costs                                           647                   622
                                                                              -------------------    ----------------
                                                                                     11,018                18,899
                                                                              -------------------    ----------------
INCOME BEFORE INCOME TAXES
                                                                                    115,192                29,315

INCOME TAX EXPENSE                                                                   36,620                 7,810
                                                                              -------------------    ----------------
NET INCOME                                                                     $     78,572            $   21,505
                                                                              ===================    ================

 EARNINGS PER COMMON SHARE - BASIC                                             $       0.26            $     0.11
 EARNINGS PER COMMON SHARE - DILUTED                                           $       0.26            $     0.11


GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)

                                                                                          THREE MONTHS ENDED
                                                                                     MARCH 31,           MARCH 31,
                                                                                       2005                2004
                                                                                  ---------------    ----------------
OPERATING ACTIVITIES
Net income                                                                         $      78,572       $      21,505
Adjustment to reconcile net income to net cash provided by (used in)
   operating activities:
      Depreciation                                                                        25,522              18,914
      Amortization                                                                           647                 622
      Deferred income taxes                                                                   86               4,141
      Income from joint ventures                                                         (31,678)             (9,511)
      Distributions from joint ventures                                                   30,403               1,799

Changes in operating assets and liabilities, net of acquisitions:
      Accounts receivable                                                                (67,661)            (89,285)
      Inventories                                                                         44,240             (36,366)
      Other assets                                                                         8,167              (1,052)
      Liabilities                                                                         51,433              73,658
                                                                                  ----------------    ----------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                                      139,731             (15,575)

INVESTING ACTIVITIES
      Additions to property, plant and equipment                                         (29,238)            (11,212)
      Acquisitions                                                                       (49,654)            (11,127)
      Purchases of short term investments                                                (38,150)                  -
                                                                                  ----------------    ----------------
NET CASH USED IN INVESTING ACTIVITIES                                                   (117,042)            (22,339)

FINANCING ACTIVITIES
      Proceeds from issuance of new debt                                                       -              25,000
      Payments on term loans                                                              (1,256)               (304)
      Senior Secured Credit Facility borrowings                                                -              31,435
      Senior Secured Credit Facility payments                                                  -             (11,928)
      Cash dividends                                                                      (6,083)                  -
      Proceeds from issuance of employee stock purchases                                     998                 195
                                                                                  ----------------    ----------------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                                       (6,341)             44,398
                                                                                  ----------------    ----------------
Effect of exchange rate changes on cash and cash equivalents                              (1,655)               (146)
                                                                                  ----------------    ----------------


INCREASE IN CASH AND CASH EQUIVALENTS                                                     14,693               6,338

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                          88,132               9,950
                                                                                  ----------------    ----------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                                         $     102,825       $      16,288
                                                                                  ================    ================
